EXHIBIT 99.4

Driver Management Company LLC

September 4, 2019

Carissa L. Rodeheaver

Chairman of the Board, President & CEO

First United Corporation

19 South Second Street

Oakland, MD 21550

Dear Carissa:

Let’s review First United Corporation’s long-term performance:

•	First United’s shares have consistently traded at an average price-to-tangible book multiple discount of 35% relative to the snl u.s. bank $1b-$5b index.[1]

•	During the last ten years, First United’s shares have traded at a discount to tangible book value over 70% of the time.[2]

•	First United has achieved less than half the loan growth of regional and national peers over the past five years.[3]

•	Non-interest expenses are 25%+ higher than national peers.[4]

•	Eight of First United’s twelve directors have presided over this sustained underperformance for over a decade and the board’s average tenure is over 15 years.[5]

It seems obvious to us that the First United board of directors has completely and resolutely failed to deliver acceptable results to shareholders. It also seems obvious to us—and other shareholders (based on the results of your most recent annual meeting)—that the only way for the First United board to finally create value for its long-suffering shareholders is to immediately hire experienced and qualified financial advisors and start a sale process.

But just in case this wasn’t clear to you or the First United board, Driver Management Company LLC has spent a considerable amount of time over the past (close to) six months discussing this issue with you in an attempt to provide you with the perspective of any reasonable shareholder that invested in First United with the goal of seeing the value of their stock increase (as opposed to the First United board, whose interests—and perspective—are likely quite different from other shareholders given the benefits—monetary and otherwise—afforded to them by their position).

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1 S&P Global Market Intelligence (performance from 9/2/92, which is the date of the Company’s Nasdaq listing, to 3/25/19, the day before Driver first publicly called for FUNC to explore a sale ( http://www.sec.gov/Archives/edgar/data/763907/000147793219001166/dmc_px14a6g.htm)

2 S&P Global Market Intelligence

3 S&P Global Market Intelligence (data as of or for the quarter ended 6/30/19; national peers consist of publicly traded banks with assets between $1B and $3B).

4 S&P Global Market Intelligence (data as of or for the quarter ended 6/30/19; national peers consist of publicly traded banks with assets between $1B and $3B).

5 S&P Global Market Intelligence

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The presentation we provided to your board, and which we are making public tomorrow, highlighted the value that might be obtained by shareholders in a sale and the unlikelihood (given First United’s historical performance standards) of achieving similar value while pursuing a stand-alone path. Our analysis, shows, among other items, that First United would need to:6

•	Increase its return on average assets by more than 70%—from approximately 0.73% to 1.25%—at its current size to achieve the same value we believe could be obtained in a merger or sale transaction.

•	Increase its assets by more than 70%—from approximately $1.4B to $2.5B—at the current return on average assets to achieve the same value we believe could be obtained in a merger or sale transaction.

As we’ve explained to you, we firmly believe that there is currently up to 50% of uncaptured value buried within First United’s underperforming shares. Our view is that the First United board should be completely focused on delivering that value to their long-neglected shareholders via an expedited, well-run sale process that Driver believes would result in a sale price between $26-$33 per share.7

In case you haven’t noticed, the market seems to agree with our view, given that First United’s stock has out meaningfully outperformed peers since March 25,8 the day before we first publicly called for First United to explore a sale. Absent any other possible catalyst for this (highly unusual) outperformance, we can only assume that the market is beginning to anticipate (and expect) that the First United board will finally take decisive action to increase shareholder value.

We had some hope that our discussions with you this summer would have resulted in the First United board using Driver’s analysis and recommendations to finally commence a sale process after years of stagnation. Based on the short e-mail you sent on September 2, however, we can only conclude that the Board remains comfortable continuing to ignore shareholders’ concerns and perpetuate First United’s dismal long-term performance.

It is simply unacceptable that the First United board is only now – after many wasted months – taking steps to perform “additional analyses regarding its current strategy and any potential alternatives to that strategy.”9 We recognize that the First United board’s entrenched directors likely prefer to defend the status quo that maintains their economic benefits and handsome perks, especially given their meager shareholdings and lack of alignment with shareholders. But considering (i) the analysis that Driver has been providing you for months and (ii) the fact that shareholders made their wide-ranging dissatisfaction known to the board when upwards of 30% of shares voted at the Company’s 2019 annual meeting were withheld from incumbent board candidates, it is shocking that the First United board appears to feel no urgency regarding the clear need to maximize value for First United shareholders.

We believe it is long past time for the First United board to take the following steps to fulfill its obligations to shareholders:

1.	Hire an established and experienced investment bank to run a thorough sale process designed to attract multiple potential acquirers;

2.	Establish a dedicated board committee, comprised of independent directors, to oversee the investment bank’s efforts and the review of strategic alternatives; and

3.	Provide all shareholders with an outlook on First United’s sale process timeline and commit to delivering periodic updates as appropriate.

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6 Driver Management presentation entitled “Perspectives on First United,” 8/20/2019, attached as Exhibit 99.3 to Driver’s Schedule 13D filed on September 5, 2019.

7 Driver Management presentation entitled “Perspectives on First United,” 8/20/2019, attached as Exhibit 99.3 to Driver’s Schedule 13D filed on September 5, 2019.

8 From March 25 to September 3, First United’s stock price has increased by 29.17%, compared to a 0.06% increase in the SNL U.S. Bank $1B-$5B index. Source: S&P Global Market Intelligence.

9 E-mail from Carissa Rodeheaver to Abbott Cooper, dated September 2, 2019.

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Conducting more and more “analysis”—instead of taking the three simple steps set out above—seems to be nothing more than a feeble attempt to kick the can down the road and hope that shareholders forget about (i) the sizeable gap between likely sale value and current value, (ii) years of underperformance and (iii) a legacy of poor stewardship and indifference to shareholder concerns.

The fact that it appears that the First United board intends to perform these “additional analyses” without engaging financial advisors experienced in advising publicly traded banks and qualified legal counsel signals to Driver that delay is the primary—if not sole—objective and that the First United board is not serious about seeking to increase shareholder value. As one of First United’s largest shareholders—an investment partnership managed by Driver currently owns over 5% of First United’s outstanding shares, more than the entire board combined—Driver intends to hold the First United board accountable for both its past failings and its continued attempts to dodge its obligations to shareholders.

For too long, First United’s entrenched directors have appeared unconcerned with shareholder value and content with poor performance and paltry returns. The First United board’s blatant disregard of shareholder concerns is unacceptable to Driver, as it should be to all shareholders.

We urge you and the rest of the Board to take immediate and decisive steps to maximize value along the lines proposed above.

This letter will be filed as an exhibit to a Schedule 13D to be filed tomorrow.

/s/ Abbott

Abbott Cooper

Managing Member

Driver Management Company LLC

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Appendix A

1.	What exactly is the First United board’s current strategy? If it is “business as usual,” i.e., the strategy that has produced a total shareholder return that is more than five and a half times worse[10] than similarly sized peers since First United first listed on NASDAQ, further analyses should hardly be required, since obviously that strategy is not working. If the First United board has adopted a different strategy, it should be shared with shareholders.

2.	Given First United’s long history of underperformance—as well as that sharp message sent by shareholders at this year’s annual meeting—why is the First United board only now considering alternatives to its current strategy? How long does something have to not work for the First United board to consider alternatives?

3.	What are these “additional analyses” that the First United board is going to conduct? Will they include a market check to ascertain the value that First United shareholders might receive in a sale? If not, how will the First United board have a benchmark to compare the merits of any other course of action?

4.	What is the timing for the completion of these “additional analyses”? You mention in your email that “This is not something that the Board can – or should – conclude in one or even a few meetings”—will the First United board be meeting more frequently in order to promptly conclude its “additional analyses?”

5.	Has a committee of the First United board been tasked with conducting these “additional analyses?” If so, who are the members? Are they empowered to retain their own financial and legal advisors?

6.	How will the results of these “additional analyses” be communicated to shareholders? Or, keeping with the First United board’s lack of concern for shareholders, will it be a case of (to paraphrase Jimmy Buffet) “if the phone doesn’t ring, it’s the First United board calling?”

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10 S&P Global Market Intelligence (based on total shareholder return for FUNC (260%) and SNL US Bank $1B-$5B Index (1,456%) from 9/2/1992 to 3/25/2019).

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